Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

August 5, 2021.

Item 3	News Release

The press release attached as Schedule “A” was released on August 5, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

August 5, 2021.

Schedule “A”

Bitfarms Provides Bitcoin Production Update and Announces Release Date of Second Quarter 2021 Financial Results

Toronto, Ontario and Brossard, Québec (August 5, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (NASDAQ: BITF // TSXV: BITF), a publicly traded Bitcoin mining company, currently powering approximately 1.5% of the Bitcoin network with greater than 99% green hydroelectricity, today announces a Bitcoin production update and the announcement date of its second quarter 2021 financial results.

Mining Production Highlights as of August 1, 2021

•	Mined 391 new Bitcoin during July 2021, Bitfarms’ largest monthly production rate achieved in 2021 and approximately 96% more than its mining production in January 2021. The Company is currently mining between 12½ and 13½ Bitcoin each day.
•	Mined 1,748 Bitcoin in the first seven months of 2021, the largest number of Bitcoin mined in North America as reported by publicly traded miners.
•	Deposited 1,678 Bitcoin into custody through August 1, 2021, representing approximately 96% of the Company’s Bitcoin production this year and valued at approximately US$69.8 million based on the July 31st closing price of US$41,626.

Bitcoin Production Update

As of August, 1, 2021, Bitfarms’ year-to-date Bitcoin (“BTC”) production by month was:

Month	BTC
January	199
February	178
March	221
April	232
May	262
June	265
July	391

As previously noted, recent macroeconomic events in China have increased Bitfarms’ market share and daily Bitcoin production rate substantially. This increase in market share offsets the reduction in Bitcoin price from a high of approximately US$63,000 in April 2021 to its July 2021 month-end value of US$41,626. In addition, these recent developments:

1.	Position the Company to accumulate more Bitcoin on its balance sheet than previously anticipated,
2.	Reduce the Company’s average cost to produce each Bitcoin in light of the fixed nature of the majority of its operating costs, and
3.	Lower capital requirements by enabling the Company to negotiate substantial price reductions on its existing hardware purchase agreements for the 55,300 miners scheduled for delivery through the remainder of 2021 and 2022 towards its goal of reaching 8 Exahash of computing power by year-end 2022.

“We are proud to have added 96% of our 2021 year-to-date Bitcoin mined to our long- term inventory program,” commented Emiliano Grodzki, Bitfarms Founder and Chief Executive Officer. “As we work to execute on our growth targets, we anticipate adding more Bitcoins to our balance sheet at a faster rate than we have in the first half of 2021,” added Mr. Grodzki.

Second Quarter 2021 Financial Results

The Company also announces that it will report its second quarter 2021 financial results on Monday, August 16, 2021, after the market close.

Management will host a conference call on Monday, August 16, 2021, at 5:30 p.m. ET to review financial results. Following management’s formal remarks there will be a question- and-answer session where management will address questions. Interested parties may submit questions in advance for management’s consideration at investors@bitfarms.com through August 12, 2021.

Conference call access

The conference call will be available through a live webcast found here: https://services.choruscall.com/mediaframe/webcast.html?webcastid=ksgqlgVN

Participants are asked to pre-register for the call through the following link: https://dpregister.com/sreg/10159337/ec19bc7656

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those without internet access or unable to pre-register may dial in by calling: 1-866-777- 2509 (domestic), 1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

A webcast replay of the call will be available approximately one hour after the end of the call through November 15, 2021, at the above webcast link.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a Bitcoin mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company- owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. The information in this release regarding expectations in respect to its future rate of Bitcoin production, its future accumulation of Bitcoin, its expansion plans, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

CORE IR

+1 516 222 2560

Investors@bitfarms.com

US Media:

CORE IR

Jules Abraham, Director of Public Relations julesa@coreir.com

YAP Global

Mia Grodsky, Account Executive mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications valerie@ryanap.com